April 30, 2013

CAPITAL CANADA LIMITED

SunLife Centre Tower
150 King Street West
Box 58, Suite 2308
Toronto, Ontario M5H 1J9
Tel: (416) 598-7700
Fax: (416) 598-4306
www.capitalcanada.com

Formal Valuation of the Value of Atlas Financial Holdings Inc. Share Purchase Warrants

TABLE OF CONTENTS
ASSIGNMENT1
ENGAGEMENT OF CAPITAL CANADA2
CREDENTIALS OF CAPITAL CANADA2
INDEPENDENCE OF CAPITAL CANADA2
CURRENCY3
RESTRICTIONS AND QUALIFICATIONS3
FAIR MARKET VALUE4
SCOPE OF REVIEW5
PRIOR VALUATIONS5
ASSUMPTIONS AND MAJOR CONSIDERATIONS5
GENERAL ECONOMIC CONDITIONS6
GENERAL BACKGROUND6
History and Nature of the Business6
SALIENT TERMS OF THE WARRANTS7
HISTORICAL PRICE AND TRADING VOLUMES8
TSXV:AFH8
NasdaqCM:AFH9
VALUATION METHODOLOGY9
General Principles9
Approach to Value10
Option Based Approach10
Common Valuation Assumptions11
VALUATION OF THE WARRANTS UNDER THE OPTION BASED APPROACH    16
General16
Currency16
Summary17
VARIATION FROM PRIOR VALUATION17
SUMMARY AND CONCLUSION17

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Formal Valuation of the Value of Atlas Financial Holdings Inc. Share Purchase Warrants

TABLE OF APPENDICIES
APPENDIX A – ANALYSIS OF S&P SELECT INDUSTRY INDEX CONSTITUENTS    19
APPENDIX B – ANALYSIS OF COMPARABLE COMPANIES    21
APPENDIX C – DESCRIPTION OF COMPARABLE COMPANIES    24
APPENDIX D – GENERAL ECONOMIC CONDITIONS    28

2

April 30, 2013

Independent Committee of the Board of Directors of Atlas Financial Holdings Inc.
150 Northwest Point Boulevard
Elk Grove Village, IL 60007

Re:    Formal Valuation of the Value of the Outstanding Common Share Purchase Warrants of     Atlas Financial Holdings Inc.

ASSIGNMENT

1.
Capital Canada Limited (“Capital Canada”) has been asked by the Special Committee of the Board of Directors (the “Special Committee of the Board”) of Atlas Financial Holdings Inc. (“Atlas” or the “Company”), to provide a letter report (the “Report”) with Capital Canada’s independent formal valuation (“Formal Valuation”) of the fair market value of the share purchase warrants expiring December 31, 2013 (“Warrants”) on the outstanding common shares of Atlas (“Shares”) as of the date hereof.

2.	Capital Canada also understands that:

i.	on April 12, 2013, the Company made an offer to purchase (the “Original Offer”) the Warrants at a price of US$0.80 per Warrant;

ii.
Capital Canada provided a formal valuation (the “Original Formal Valuation”) with respect to the value of the Warrants on or about April 12, 2013 (the “Original Valuation Date”) wherein the fair market value of the Warrants was in the approximate range of $0.83 to $1.00 per Warrant;

iii.
the Company is contemplating a revised offer to repurchase all of the issued and outstanding Warrants, the terms and conditions of such offer will be set forth in the Notice of Change and Variation (“Notice of Change and Variation”) to be issued by the Company, which amends the issuer bid circular dated April 12, 2013 (the “Circular”) and letter of transmittal and notice of guaranteed delivery that accompanied the Circular (which together constitute the “Revised Offer”); and

iv.	the Special Committee of the Board will consider the Report in its evaluation of the Revised Offer.

3.
In accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, (“MI 61-101”) the Special Committee of the Board has asked Capital Canada to provide an independent formal valuation of the Warrants as of April 30, 2013 (the “Valuation Date”). Capital Canada understands that the Revised Offer will constitute an “issuer bid” for the purposes of MI 61-101.

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

ENGAGEMENT OF CAPITAL CANADA

4.
Capital Canada was first contacted on behalf of the Special Committee of the Board on March 26, 2013 concerning the potential engagement of Capital Canada in connection with the Original Formal Valuation. Capital Canada was retained by Atlas pursuant to an engagement agreement dated April 10, 2013 (the “Original Engagement Agreement”) to provide the Original Formal Valuation. On April 30, 2013, Capital Canada was contacted on behalf of the Special Committee of the Board to prepared the Formal Valuation. Capital Canada was retained by Atlas pursuant to an engagement agreement dated April 30, 2013 (the “Revised Engagement Agreement”) to provide the Report. Capital Canada will receive a fee for its services for providing the Report and will be reimbursed for its reasonable out-of-pocket expenses. Pursuant to the Engagement Agreement, Capital Canada may receive additional fees for any additional services rendered after the delivery of the Report. The Company has agreed to indemnify Capital Canada, in certain circumstances, against certain expenses, losses, claims, actions, suits, proceedings, damages and liability which may arise directly or indirectly from services performed by Capital Canada in connection with the Engagement Agreement. Fees payable to Capital Canada are not contingent in whole or in part on the conclusions reached in the Report.

5.
Subject to the terms of the Revised Engagement Agreement, Capital Canada consents to the inclusion of the Formal Valuation in the Notice of Change and Variation outlining the terms and conditions of the Revised Offer, with a summary thereof, in a form acceptable to Capital Canada, and to the filing thereof by the Company with the applicable Canadian securities regulatory authorities.

CREDENTIALS OF CAPITAL CANADA

6.
Established in 1975, Capital Canada is a Canadian investment banking firm that provides investment banking services in the areas of business and securities valuations, financial opinions, corporate finance, and acquisitions, divestitures and mergers of middle-market companies. Capital Canada has experience in transactions involving valuations and fairness opinions of private and publicly traded companies.

7.
This Report represents the views of Capital Canada and its form and content have been approved by senior investment banking professionals of Capital Canada, each of whom is experienced in merger, acquisition, divestiture, equity and debt capital markets, and valuation and fairness opinion matters.

INDEPENDENCE OF CAPITAL CANADA

8.
Capital Canada is not (i) an associated or affiliated entity of the Company or an issuer insider (as defined in MI 61-101 and collectively referred to herein as the “Interested Parties”); (ii) an advisor to the Company or any of its associates or affiliates in connection with the Offer; or (iii) an external auditor of any of the Interested Parties.

9.	Capital Canada does not have a financial interest in (i) the Interested Parties; or (ii) the completion of the transaction contemplated by the Revised Offer.

10.	In the 24-month period preceding the date Capital Canada was first contacted in respect of the Original Formal Valuation, Capital Canada has not provided financial advisory services to the Company.

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

11.
Capital Canada does not have any agreements, commitments or understandings in respect of any future business involving any of the Interested Parties. However, Capital Canada may, from time to time in the future, seek or be provided with assignments from one or more of the Interested Parties.

12.
The fees paid to Capital Canada in connection with the Revised Engagement Agreement are not contingent on the conclusions reached in the Formal Valuation or the outcome of the transaction contemplated by the Revised Offer.

13.	Capital Canada is of the view that it is independent of the Interested Parties for the purposes of MI 61-101.
CURRENCY

14.	All information included in this Formal Valuation is expressed in Canadian dollars unless otherwise specified.
RESTRICTIONS AND QUALIFICATIONS

15.
The Formal Valuation has been prepared for the above-noted matter and, except as explicitly permitted herein, is not to be used for any purpose other than stated and is not intended for general circulation, nor is it to be published or made available to other parties in whole or in part without Capital Canada’s prior written consent. Capital Canada does not assume any responsibility for losses resulting from the unauthorized or improper use of the Formal Valuation.

16.
The financial statements and other information provided by management of the Company (“Management”) and representatives have been accepted, without further verification, as correctly reflecting the Company’s business conditions and operating results for the respective periods, except as noted herein.

17.
Capital Canada has used audited annual financial statements for the fiscal years ended December 31, 2010, 2011 and 2012 in the completion of the Formal Valuation. Capital Canada’s estimate of the value of the Warrants is based on the assumptions that no material changes have taken place in the Company’s operating or asset positions that have not been brought to Capital Canada’s attention since the date of the financial information utilized by Capital Canada.

18.
Management has represented to Capital Canada that, to the best of their knowledge, the information, financial or otherwise, provided to Capital Canada, was true, complete and accurate in all material respects. Management has been requested to bring to Capital Canada’s attention any matters that would be significant to the Formal Valuation, in addition to those matters discussed herein.

19.	Capital Canada has not independently verified the accuracy and completeness of the information supplied to it with respect to the Company and does not assume any responsibility with respect to it.

20.	Capital Canada has not made any physical inspection or independent appraisal of any of the assets of the Company.

21.	Capital Canada has not been requested to, and did not, solicit third party indications of interest to acquire any or all of the Warrants.

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

22.
The Formal Valuation is rendered as of the date hereof on the basis of securities markets, economic, general business and financial conditions prevailing on or about the date hereof. The Formal Valuation has been rendered on the condition and prospects, financial and otherwise, of the Company as they were represented to Capital Canada. Public information and industry and statistical information are from sources Capital Canada considers to be reliable. Capital Canada makes no representations as to the accuracy or completeness of such information. Capital Canada disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its estimates, which may come to Capital Canada’s attention after the date hereof.

23.
No opinion, counsel or interpretation is intended in matters that require legal or other appropriate professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources.

24.
Capital Canada disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion, which may come to Capital Canada’s attention after the date hereof.

25.
Capital Canada reserves the right to make revisions and/or further support its conclusions, if Capital Canada considers it to be necessary for any reason, such as when facts existing at the date hereof become known to Capital Canada after the issue of the Formal Valuation.

26.
The Formal Valuation is not, and should not be considered to be, a recommendation to a holder of the Warrants, or to others to take any course of action. This Formal Valuation has been prepared solely for the purposes stated, it may not have considered issues relevant to third parties and Capital Canada shall have no responsibility whatsoever to any third party. Any use a third party makes of this Formal Valuation is entirely at its own risk.

27.	Capital Canada is not commenting on, nor is Capital Canada in a position to comment on, the future trading price of the Shares on public markets.
FAIR MARKET VALUE

28.
Capital Canada has been guided by the concept of “fair market value” as defined in Section 1.1 of MI 61-101 as “the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to transact.”

29.
Additionally, as required by Section 6.4(2)(d) of MI 61-101, Capital Canada has not made any downward adjustment to reflect the liquidity of the Warrants, the effect of the Offer on the Warrants or the fact that the Warrants do not form part of a controlling interest.

SCOPE OF REVIEW

30.	Capital Canada has been provided with information regarding the Company and the Warrants prepared by Management in addition to information available from public sources.

31.
In connection with the Formal Valuation, Capital Canada has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Capital Canada has reviewed and relied upon, among other things, the following:

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

i.	annual reports including audited financial statements of the Company for each of the three years ended December 31, 2010, 2011, and 2012

ii.	specimen Warrant Certificate dated December 31, 2010;

iii.	share trading information for Atlas on both the TSX Venture Exchange (“TSXV”) and the NASDAQ Capital Market Exchange (“NasdaqCM”);

iv.	publicly available information regarding Atlas;

v.	various journal articles, text and publications regarding the valuation of options and warrants.

vi.	various press releases issued by Atlas; and

vii.	conducted other such studies, analyses and inquiries as Capital Canada has deemed appropriate.

32.	To the best of its knowledge, Capital Canada has not been denied access to any information requested from the Company related to the Warrants.
PRIOR VALUATIONS

33.
On April 12, 2013 Capital Canada provided the Original Formal Valuation to the Special Committee of the Board with respect to the fair market value of the Warrants on or about the Original Valuation Date (April 12, 2013). Capital Canada will consider the Original Formal Valuation, where appropriate, in this Report.

34.
Management has represented to Capital Canada that other than the Original Formal Valuation, there are no prior valuations known by them relating to the Warrants, prepared within the two years prior to the date hereof.

ASSUMPTIONS AND MAJOR CONSIDERATIONS

35.
For the purposes of the Report and based on Capital Canada’s discussions with Management, Capital Canada has relied on the following assumptions, limitations and major considerations in addition to those noted throughout the Report:

i.	the price of the Shares on or about the date hereof is accurately represented by the prevailing 20-day Volume Weighted Average Price (“VWAP”) of the Shares on the NasdaqCM; and

ii.
the price of the Shares as determined by the trading on the NasdaqCM will govern the exercise privilege of the Warrants as the NasdaqCM reflects the most liquid (highest trading volume) listing for the Shares.

GENERAL ECONOMIC CONDITIONS

36.•••
Appendix D outlines the general economic conditions in Canada and the United States as of the fourth quarter of 2012, as well as certain expectations as to the future short-term economic environment in Canada and the United States during this period. Capital Canada has also examined relevant financial indicators on or about the date hereof. The applicability of these factors as they relate to the operations of the Company will be considered in the appropriate parts of this Formal Valuation.

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

GENERAL BACKGROUND

37.	This overview sets out, in general terms, Capital Canada’s understanding of the background of the Company.
History and Nature of the Business

38.	Atlas is a financial services holding company incorporated under the laws of the Cayman Islands.

39.
The Company’s core business is the underwriting of commercial automobile insurance policies, focusing on the “light” commercial automobile sector, which is carried out through the Company’s insurance subsidiaries, American Country Insurance Company, or American Country, and American Service Insurance Company, Inc., or American Service, together with American Country.

40.	The “light” commercial automobile sector includes taxi-cabs, non-emergency para-transit, limousine, livery and business auto.

41.
The Company’s automobile insurance products provide insurance coverage in three areas, including liability, accident benefits, and physical damage. Atlas distributes its insurance products through a network of retail independent agents.

42.	The Company is headquartered in Elk Grove Village, Illinois.

43.	On December 31, 2010, the Company issued 3,983,502 Warrants maturing December 31, 2013 with an exercise price of $2.00 per Share in Canadian dollars.

44.	Atlas’ ordinary voting shares began trading under the symbol “AFH” on the TSXV on January 6, 2011.

45.
On January 29, 2013, Atlas conducted a share consolidation. As a result of the consolidation, every three Shares and restricted voting common shares were combined into one Share or one restricted share, respectively.

46.
On January 29, 2013, as a result of the share consolidation, the exercise price of the Warrants was adjusted to $6.00 per Share in Canadian dollars and the number of Warrants issued was adjusted to 1,327,834.

47.
On February 11, 2013, an aggregate of 4,125,000 Shares were offered in Atlas' initial public offering in the United States. 1,500,000 Shares were offered by Atlas and 2,625,000 Shares were sold by Kingsway America Inc. at a price of US$5.85 per Share.

48.	On March 11, 2013, the underwriters exercised their overallotment option and purchased an additional 451,500 Shares. Since that time the Shares have traded on the NasdaqCM under the symbol “AFH”.

49.	On April 12, 2013 the Company made the Original Offer to the holders of the Warrants to acquire all or a portion of the issued and outstanding Warrants for US$0.80 per Warrant.

50.	There are currently 1,327,834 Warrants issued and outstanding.
SALIENT TERMS OF THE WARRANTS

51.	On December 31, 2010, the Company issued 3,983,502 Warrants.

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

52.	On January 29, 2013, as a result of the share consolidation, the exercise price was adjusted to $6.00 per Share in Canadian dollars and the number of Warrants issued was adjusted to 1,327,834.

53.	Based on the Warrant Certificate dated December 31, 2010 the salient attributes of the Warrants are as follows:

i.	Maturity. The Warrants mature on December 31, 2013.

ii.
Exercise Price. The Warrants are exercisable at the option of the holder (“Warrant Holder”) at any time up to and including December 31, 2013, at an exercise price of $2.00 per Share ($6.00 per Share as of the date hereof).

iii.
Reclassification of Ordinary Shares. In case of any reclassification of ordinary shares the Warrant Holder shall be entitled to receive the kind and amount of shares and other securities or property which the Warrant Holder would have been entitled to receive as a result of such reclassification of ordinary shares.

iv.
Capital Reorganization. If and whenever at any time prior to expiry the Company shall conduct a capital reorganization, the number of ordinary shares purchasable and Exercise Price pursuant to the Warrants shall be adjusted or readjusted contemporaneously with the capital reorganization.

v.
Current Value. For purposes of any computation under the Warrant Certificate the Current Value of ordinary shares shall be determined as the VWAP on the TSXV calculated by dividing the total value by the total volume of ordinary shares traded for the twenty trading days ending three trading days prior to that date. If the ordinary shares are listed on more than one stock exchange the VWAP on the stock exchange on which the largest volume of the ordinary shares has traded in the previous six months shall be used.

HISTORICAL PRICE AND TRADING VOLUMES
TSXV:AFH

54.	The historical price and volume for the Shares (TSXV:AFH) traded on the TSXV for the periods indicated is summarized below.

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

	2011			2012			2013
Share Price	Low	High	Vol.	Low	High	Vol.	Low	High	Vol.
January(a)	$4.50	$5.40	34,458	$3.75	$6.00	3,673	$6.30	$8.40	4,073
February	$4.77	$5.70	10,026	$4.50	$5.25	4,521	$5.80	$8.40	13,269
March	$4.80	$5.97	10,340	$4.80	$5.55	3,185	$6.00	$6.20	577
April	$5.10	$5.58	14,547	$3.75	$5.55	3,351	$6.00	$7.35	48,233
May	$3.75	$5.10	1,464	$3.75	$5.37	2,412
June	$3.90	$4.80	3,031	$3.45	$5.31	3,066
July	$4.50	$6.00	5,280	$5.13	$5.97	21,973
August	$5.10	$6.00	8,344	$3.60	$5.97	7,120
September	$4.44	$6.00	7,696	$4.50	$5.91	13,155
October	$5.52	$6.00	2,346	$5.55	$6.00	75,556
November	$5.52	$5.55	2,825	$5.55	$6.75	32,819
December	$4.80	$5.55	3,832	$5.73	$6.30	6,992

	2011			2012			2013
Low Unit Price	$3.75			$3.45			$5.80
High Unit Price	$6.00			$6.75			$8.40
Average Unit Price	$5.23			$5.32			$6.51
Average Daily Volume	420			708			797
Total Volume	104,189			177,823			66,152
(a) The January 2011 period reflects trading from January 7, 2011 through January 31, 2011.
Source: Capital IQ
NasdaqCM:AFH

55.	The historical price and volume for the Shares (NasdaqCM:AFH) traded on the NasdaqCM for the periods indicated is summarized below.

	2013
Share Price	Low	High	Vol.
February(a)	US$5.85	US$5.95	304,372
March	US$5.90	US$6.60	102,681
April	US$6.04	US$7.30	832,779

	2013
Low Unit Price	US$5.85
High Unit Price	US$7.30
Average Unit Price	US$6.31
Average Daily Volume	22,960
Total Volume	1,239,832
(a) The February 2013 period reflects trading from February 12, 2013 through February 28, 2013.
Source: Capital IQ

56.
As of the date hereof, there were 8,092,892 Shares outstanding. Capital Canada understands that issuer insiders currently hold 687,500 Shares. For the purposes of the Formal Valuation, Capital Canada has assumed that the public float of the Shares is 7,405,392 (8,092,892 Shares less 687,500 Shares). As of

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

the date hereof the closing price of the Shares on the TSXV was $7.35 and the closing price of the Shares on the NasdaqCM was US$7.30.

57.	From May 1, 2012 until April 30, 2013, 229,245 Shares were traded on the TSXV. During this time period, the Shares traded on approximately 42% of trading days.

58.	From February 12, 2013 until April 30, 2013, 1,239,832 Shares were traded on the NasdaqCM. During this time period, the Shares traded on approximately 91% of trading days.

59.
Based on the trading volume in the Shares on the TSXV and NasdaqCM, Capital Canada has concluded that the largest volume of Shares have traded on the NasdaqCM in the previous six months. As such, Capital Canada has used the 20-day VWAP of the Shares on the NasdaqCM as of the date hereof in its analysis of the value of the Warrants.

VALUATION METHODOLOGY
General Principles

60.
The fundamental premise on which all investment decisions are based is that value to a potential investor is equal to the present worth of future benefits. This basic concept can be applied to the valuation of an entire company, as well as the particular securities which comprise the capital structure of that company or the individual assets of the company. In each instance, it is a matter of identifying the future returns to the investor that the company, security or asset can be reasonably expected to generate, and determining its present value in the context of the uncertainty associated with realizing these returns.

Approach to Value

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

61.	In determining the fair market value of the Warrants, Capital Canada has considered the option-based approach.
Option Based Approach

62.
An option to purchase a company’s stock is commonly referred to as a call option. An option which can be exercised only at expiry is considered to be a “European” option while an option that can be exercised at any point until expiry is considered to be an “American” option. The Warrants discussed herein are considered to be similar to American call options, as they are options for the purchase of Shares and can be exercised prior to their expiry.

63.
The Black-Scholes Model is widely used to determine the value of a European call option. However, utilizing the estimated value of a European call option does not capture the value of the additional optionality afforded by the early exercise of the option. Options that can be exercised at any time up to expiry are considered to be American and accordingly may have a fair market value that is greater than the value of the European option calculated utilizing the Black-Scholes Model. In the absence of dividends, it is not optimal to exercise an American option early, as the holder of the option will receive no additional benefit for having exercised the option. However, when an equity security is dividend-paying, it may be optimal to exercise the option early in order to receive a dividend.

64.	The Black-Scholes Model is as follows:

65.
Warrants are call options issued by firms, which give the holder the right to purchase shares at a fixed price from the firm. The main difference between call options and warrants is that when a warrant is exercised the firm must issue new shares, increasing the number of shares outstanding. The issue of additional shares can have the effect of diluting the claims of existing shareholders. In contrast, when a call option is exercised there is no change in the number of shares outstanding.

66.	The value of a warrant can be calculated using the Black-Scholes Model as follows:
Common Valuation Assumptions

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

67.	In addition to the terms of the Warrants identified in Paragraph 53, Capital Canada has utilized the following common valuation assumptions in the Option Based Approach.

68.
Where appropriate, amounts in United States dollars have been converted to/from Canadian dollars at the Bank of Canada closing spot exchange rate of US$0.9929/CA$1.0000 prevailing as of the date hereof.

Share Price

69.
Capital Canada has assumed that as of the date hereof, the fair market value of the Shares is reasonably stated in the amount of US$6.92 per Share, the 20-day VWAP of the Shares listed on the NasdaqCM as of the date hereof.

Risk-Free Rate

70.	Capital Canada selected a risk-free rate of 0.11%, which is based on the United States 1-year Treasury Bill average yield as of the date hereof.
Volatility

71.
Capital Canada examined the historic trading information for the Shares on the NasdaqCM in order to determine the annualized volatility of the Shares. Below is a summary of the annualized daily trading volatility for the period indicated:

February 12, 2013 - April 30, 2013:	34.1%

72.
Given the limited trading history of the Shares on the NasdaqCM, Capital Canada also examined the historic trading information for the 43 index constituents of the Standard & Poor’s (“S&P”) Insurance Select Industry Index as outlined in Appendix A as well as the historic trading information for 17 small and medium capitalization insurance companies (the “Comparable Companies”) as identified by Capital Canada and as outlined in Appendix B.

73.
The S&P Insurance Select Industry Index is designed to measure the performance of narrow GICS® sub-industries. The Index comprises stocks in the S&P Total Market Index that are classified in the GICS insurance brokers, life & health insurance, multi-line insurance, property and casualty insurance and reinsurance sub-industries.

74.	Below is a summary of the annualized daily trading volatilities for the S&P Insurance Select Industry Index constituents for the periods indicated:

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

Min	Max	Mean	Median
February 12, 2013 - April 30, 2013	11.3%	40.0%	19.1%	16.1%
May 1, 2012 - April 30, 2013	13.1%	45.6%	20.2%	17.2%

25
20
15
10
5
0
Frequency
14
14
8
3
3
1
0
10% - 15%
15% - 20%
20% - 25%
25% - 30%
30% - 35%
35% - 40%
Greater than 40%
Annualized Volatility

Source: *Capital IQ*

45.00%
40.00%
35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
1
6
11
16
21
26
31
36
41
Index Constituents
Index Average

Source: *Capital IQ*

75.
Based on the size of the S&P Insurance Select Industry Index constituents as outlined in Appendix A, Capital Canada has concluded that the annualized daily trading volatilities of the S&P Insurance Select Industry Index constituents do not accurately reflect the level of trading volatility that can be expected to occur for the Shares.

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

76.	Below is a summary of the annualized daily trading volatilities for the Comparable Companies for the periods indicated:

	Min	Max	Mean	Median
February 12, 2013	17.0%	60.2%	34.9%	31.2%
May 1, 2012	20.8%	58.2%	34.5%	29.8%

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

77.
Based on the summary of observed annualized share trading volatility of Comparable Companies as outlined above and historic trading information of the Shares, Capital Canada has selected a range of annualized trading volatilities for the Shares of 30.0% to 40.0% in its analysis of the Warrants.

Dividend Yield

78.
Dividends are the primary driver behind the difference in the value of an American option vis a vis an European option. In the absence of dividends, it is never optimal to exercise an American option early, as the holder of the option will receive no additional benefit for having exercised the option. However, when an equity security is dividend-paying, it may be optimal to exercise the option early in order to receive a dividend.

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

79.
There are two approaches for modeling dividends when estimating the value of an option, namely (i) the discrete approach, where the timing and amount of dividends is known with reasonable certainty, and (ii) a continuous dividend rate approach, where the dividend yield is expected to remain constant into the future. The discrete approach is useful for short-lived options where the timing and amount of dividends paid can be known with reasonable certainty. The continuous dividend rate approach is favoured when the options are longer-lived.

80.
Capital Canada has selected the continuous dividend rate approach in its analysis of the Warrants. It has selected a continuous dividend rate of 0.0% which reflects the dividend yield on the Shares on the date hereof.

VALUATION OF THE WARRANTS UNDER THE OPTION BASED APPROACH
General

81.	Capital Canada has utilized the following Warrant terms and assumptions for the Option Based Approach to calculate the United States dollar value of a Warrant (“USD Warrant”).

Warrant Terms
Maturity Date	December 31, 2013
Term to Maturity	0.67 years
Exercise Price	US$5.96
Valuation Assumptions
Share Price (20-day VWAP):	US$6.92
Risk-free Rate:	0.11%
Share Price Volatility:	30.0% to 40.0%
Dividend Yield:	0.00%
Currency

82.
The Warrants are exercisable at a price of CA$6.00. However, the Shares listed on the NasdaqCM are quoted in United States dollars. In order to determine the value of the Warrants in Canadian dollars, the value of the USD Warrant must first be determined. A Warrant Holder could exercise the USD Warrants into Shares but the Shares would be listed on the NasdaqCM in United States dollars. In order for the Warrant Holder to convert the value of the Share to Canadian dollars without currency risk the Warrant Holder could purchase an option to sell United States dollars in exchange for Canadian dollars. Accordingly, Capital Canada has considered the value of the Warrants in Canadian dollars to be that of two separate options:

i.	the value of the USD Warrants converted to Canadian dollars at the spot price prevailing as of the date hereof, as outlined above; and

ii.
the value of an at-the-money put option providing the holder with the right to sell United States dollars in exchange for Canadian dollars at any time on or before December 31, 2013 (“Currency Option”).

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

83.
In order to determine the value the Currency Option, Capital Canada has utilized the quoted value of a similar at-the-money put option to purchase Canadian dollars in exchange for United States dollars listed on the Montreal Exchange as of the date hereof.

84.	The quoted price for an option to sell US$10,000 for Canadian dollars at an exchange rate of US$0.9950/CA$1.0000 with an expiry in December 2013 was approximately $125.00.

85.
Based on the quoted price of the similar at-the-money call options derived from the Montreal Exchange, the value of the Currency Option (per Warrant) on or about the date hereof is approximately $0.07.

Summary

86.	Based on the discussion of the Option Based Approach and the Warrant terms and assumptions identified above, Capital Canada’s analysis yields the following range of values for the Warrants:

Assumed Share Price Volatility:	30.0%	40.0%

Value per USD Warrant:	CA$1.06	CA$1.21
Value per Currency Option:	CA$0.07	CA$0.07
Value per Warrant:	CA$1.13	CA$1.28
VARIATION FROM PRIOR VALUATION

87.	The value range for the Warrants of $1.13 to $1.28 in this Report differs from the concluded valuation range for the warrants of $0.83 to $1.00 in the Original Formal Valuation.

88.
The value of the Warrants is highly dependent on the actual share trading activity of the Shares and specifically, the key inputs to the Black-Scholes Model. From the Original Valuation Date (April 12, 2013) to the Valuation Date (April 30, 2013), the VWAP of the Shares on the NasdaqCM increased by approximately 8.8% from US$6.36 per Share to US$6.92 per Share. During this period, the risk-free rate, historical annualized volatilities of the Shares, the S&P Insurance Select Industry Index Constituents and the Comparable Companies, and the Canadian dollar / United States dollar exchange rate all remained relatively constant.

89.
While the approach to value in the Original Formal Valuation is identical to this Report, the change in the time to maturity of the Warrants served to decrease the value of the Warrants, while the change the VWAP of the Shares served to increase the value of the Warrants from the Original Valuation Date. In aggregate the value of the Warrants in this Report is higher as a result of changes in the valuation assumptions underlying the Black-Scholes Model.

SUMMARY AND CONCLUSION

90.
Based on the information and data relied upon, and subject to the restrictions and qualifications, and assumptions and major considerations noted herein, Capital Canada has concluded that the fair market value of the Warrants on or about the date hereof is in the approximate range of $1.13 to $1.28 per Warrant. If Capital Canada was asked to select a particular amount, it would suggest the mid-point of approximately $1.21 per Warrant.

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

91.
Capital Canada trusts that the Formal Valuation meets the Independent Committee of the Board’s present requirements. Please do not hesitate to contact Capital Canada if it can be of further assistance to the Independent Committee of the Board in this matter.

Sincerely,
CAPITAL CANADA LIMITED

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

Appendix A	– ANALYSIS OF S&P SELECT INDUSTRY INDEX CONSTITUENTS

1.	The following is a list of the observed common share turnover rates for the S&P Insurance Select Industry Index Constituents.
(United States Dollars, In Millions, except per share data)

Source: Capital IQ

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

2.	The following is a list of the observed common share annualized volatilities for the S&P Insurance Select Industry Index Constituents over the selected periods.

Company Name	Annualized Volatility May 1, 2012 - April 30, 2013	Annualized Volatility February 12, 2013 - April 30, 2013
ACE Limited	16.1%	13.8%
AFLAC Inc.	22.7%	22.4%
Alleghany Corporation	17.6%	19.3%
Allied World Assurance Company Holdings, AG	15.6%	14.6%
American Financial Group Inc.	13.8%	13.0%
American International Group, Inc.	29.2%	29.1%
Aon plc	18.2%	18.5%
Arch Capital Group Ltd.	14.6%	14.0%
Arthur J Gallagher & Co.	13.1%	11.3%
Aspen Insurance Holdings Ltd.	16.5%	15.3%
Assurant Inc.	22.6%	23.6%
Assured Guaranty Ltd.	38.6%	31.2%
AXIS Capital Holdings Limited	16.6%	13.9%
Brown & Brown Inc.	16.6%	16.0%
Cincinnati Financial Corp.	14.8%	15.3%
CNO Financial Group, Inc.	29.6%	29.0%
Everest Re Group Ltd.	15.1%	15.7%
Fidelity National Financial, Inc.	17.2%	17.3%
First American Financial Corporation	23.7%	21.5%
Genworth Financial Inc.	45.6%	40.0%
HCC Insurance Holdings Inc.	14.3%	13.3%
Lincoln National Corporation	31.3%	30.5%
Loews Corporation	15.6%	15.3%
Marsh & McLennan Companies, Inc.	14.7%	14.5%
MetLife, Inc.	28.8%	28.5%
Old Republic International Corporation	28.1%	20.8%
PartnerRe Ltd.	15.2%	16.2%
Principal Financial Group Inc.	22.4%	21.7%
ProAssurance Corporation	15.0%	11.7%
Progressive Corp.	17.5%	15.9%
Protective Life Corporation	25.9%	24.9%
Prudential Financial, Inc.	28.0%	24.6%
Reinsurance Group of America Inc.	20.9%	16.1%
RenaissanceRe Holdings Ltd.	13.2%	12.7%
The Allstate Corporation	17.8%	14.1%
The Chubb Corporation	14.6%	11.7%
The Hartford Financial Services Group, Inc.	29.5%	31.8%
The Travelers Companies, Inc.	15.0%	13.0%
Torchmark Corp.	14.9%	15.7%
Unum Group	21.5%	23.4%
Validus Holdings, Ltd.	15.2%	18.7%
W.R. Berkley Corporation	13.7%	12.6%
XL Group plc	19.4%	16.9%
Median	**17.2%**	**16.1%**
Mean	**20.2%**	**19.1%**

Source: *Capital IQ*

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

APPENDIX B	– ANALYSIS OF COMPARABLE COMPANIES
Selection of Comparable Public Companies

1.
When selecting companies for comparative analysis, it is important to obtain a representative list of publicly owned companies that are similar to the subject company. In some cases, companies may be quite similar from an investment standpoint, even though they appear to be engaged in somewhat different lines of business. Primarily, they should offer operational and economic comparability in the area of major importance to potential investors.

2.
Capital Canada’s search for such comparable companies included reviews of databases such as “Capital IQ”, which contains pertinent financial and operating information on actively traded public companies. In establishing the search parameters, the following basic criteria had to be met initially:

i.	the company had to be primarily engaged in the insurance industry;

ii.	the company’s common stock had to be publicly traded;

iii.	the trading market of the company had to be relatively active to obtain true investor sentiment; and

iv.	the company’s market capitalization had to be less than $500 million.

3.
After reviewing numerous companies fitting the general criteria described above, as set out below, Capital Canada selected 17 companies for comparative purposes (collectively, the “Comparable Companies”).

4.	The following is a list of the observed common share turnover rates for the Comparable Companies.
(United States Dollars, In Millions, except per share data)

5.	The following is a list of the observed common share annualized volatilities for the Comparable Companies over the selected periods.

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

Source: Capital IQ

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

APPENDIX C	– DESCRIPTION OF COMPARABLE COMPANIES
American Independence Corp.
American Independence Corp., through its subsidiaries, engages in the health insurance and reinsurance businesses in the United States. It provides specialized health coverage and related services to commercial customers and individuals. The company underwrites various insurance products, such as medical stop-loss insurance for self-insured employer groups; major medical plans for individuals and families; and group major medical, short-term medical, limited medical, pet, supplemental medical, vision, and dental insurance products. The company also writes fully insured health and short-term statutory disability, and long-term disability insurance. American Independence Corp. offers its products and services through independent managing general underwriters, independent brokers, producers, and agents. The company was founded in 1956 and is based in New York, New York.
Baldwin & Lyons, Inc.
Baldwin & Lyons, Inc., through its subsidiaries, engages in marketing and underwriting property and casualty insurance products primarily in the United States. It operates in two segments, Property and Casualty Insurance, and Reinsurance. The company offers a range of fleet transportation insurance products, including commercial motor vehicle liability, physical damage, and other liability insurance; workers compensation insurance; specialized accident that comprise medical and indemnity insurance products for independent contractors; non-trucking motor vehicle liability insurance for independent contractors; fidelity and surety bonds; and inland marine products consisting of cargo insurance. Further, it provides private passenger automobile liability and physical damage coverage products to individuals through a network of independent agents; commercial property and business owners liability coverage products through a managing general agent; and a range of professional liability products through wholesale and retail agents. Baldwin & Lyons, Inc. was founded in 1930 and is headquartered in Indianapolis, Indiana.
Citizens Inc.
Citizens, Inc., through its subsidiaries, provides life insurance products in the United States and internationally. It primarily offers whole life insurance, endowments, credit insurance, final expense, and limited liability property policies. The company’s Life Insurance segment offers whole life insurance and endowment policies to high net worth and high income residents in Latin America and the Pacific Rim. This segment offers its products through independent marketing firms and consultants. Its Home Service Insurance segment provides pre-need and final expense ordinary life insurance and annuities to middle and lower income individuals primarily in Louisiana, Mississippi, and Arkansas. This segment markets its products through funeral homes and a home service marketing distribution system. The company was founded in 1969 and is based in Austin, Texas.
Eastern Insurance Holdings Inc.
Eastern Insurance Holdings, Inc., through its subsidiaries, provides workers compensation insurance and reinsurance products in the United States. Its Workers’ Compensation Insurance segment offers workers’ compensation products. This segment provides its products and services through a network of independent insurance agents. The company’s Segregated Portfolio Cell Reinsurance segment offers alternative market workers’ compensation solutions that comprise program design, fronting, claims administration, risk

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

management, segregated portfolio cell rental, asset management, and segregated portfolio management services to individual companies, groups, and associations. This segment provides its products through independent agents. The company is headquartered in Lancaster, Pennsylvania.
EGI Financial Holdings Inc.
EGI Financial Holdings Inc., through its subsidiaries, engages in the property and casualty insurance business in Canada, the United States, and Europe. The company underwrites non-standard automobile insurance, as well as insurance for motorcycles, antique and classic vehicles, trailers, motor homes, and recreational vehicles. It also designs and underwrites specialized insurance programs. The company sells its products primarily through brokers and agents, managing general agents, third party administrators, and warranty product distributors. EGI Financial Holdings Inc. was founded in 1997 and is headquartered in Mississauga, Canada.
eHealth Inc.
eHealth, Inc. provides online private health insurance services for individuals, families, and small businesses in the United States. The company’s ecommerce platforms organize and present health insurance information in various formats that enable individuals, families, and small businesses to research, analyze, compare, and purchase various health insurance plans. It offers a range of medical health insurance coverage plans. The company’s customers access its ecommerce platforms through its Websites, including eHealth.com, eHealthInsurance.com, PlanPrescriber.com, and eHealthMedicare.com, as well as through a network of marketing partners. It also licenses its health insurance ecommerce technology, which enables health insurance carriers and agents to market and distribute health insurance plans online; and provides online sponsorship and advertising services. The company distributes its health insurance plans in 50 states and the District of Columbia. eHealth, Inc. was incorporated in 1997 and is headquartered in Mountain View, California.
EMC Insurance Group Inc.
EMC Insurance Group Inc., through its subsidiaries, provides insurance products in the United States. The company operates in two segments, Property and Casualty Insurance, and Reinsurance. The Property and Casualty Insurance segment writes commercial and personal lines of insurance with a focus on medium-sized commercial accounts. This segment’s commercial lines of insurance products comprise automobile, property, workers’ compensation, and liability, as well as other products that provide protection against burglary and theft loss, aircraft, marine, and other types of losses; and personal lines of insurance products include automobile, property, and liability. The Reinsurance segment writes pro rata and excess of loss reinsurance for unaffiliated insurance companies. EMC Insurance Group Inc. sells its products through independent insurance agents. The company was founded in 1974 and is headquartered in Des Moines, Iowa. EMC Insurance Group Inc. is a subsidiary of Employers Mutual Casualty Company.
Federated National Holding Company
Federated National Holding Company, through its subsidiaries, engages in insurance underwriting, distribution, and claims processing in the United States. It underwrites homeowners’ multi-peril, commercial general liability, federal flood, workers compensation, personal umbrella, inland marine, fire, allied lines, personal and commercial automobile, and other lines of insurance. Federated National Holding Company markets and distributes its own and third-party insurer’s products and other services through contractual

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

relationships with independent agents and general agents. Federated National Holding Company was founded in 1991 and is based in Sunrise, Florida.
Fortegra Financial Corporation
Fortegra Financial Corporation, an insurance services company, provides distribution and administration services in the United States. Its Payment Protection segment delivers credit insurance, debt protection, warranty and service contracts, motor club solutions, and membership plans to customers. The company’s Business Process Outsourcing segment offers various administrative services to insurance and other financial services companies. Its Brokerage segment sells specialty property and casualty, and surplus lines insurance through retail insurance brokers and agents, and insurance companies. The company was incorporated in 1981 and is headquartered in Jacksonville, Florida.
Hallmark Financial Services, Inc.
Hallmark Financial Services, Inc., an insurance holding company, engages in marketing, distributing, underwriting, and servicing property/casualty insurance products for businesses and individuals in the United States. Its Standard Commercial segment offers standard commercial lines insurance products, such as commercial automobile, general liability, umbrella insurance, commercial property, commercial multi-peril, and business owner’s insurance. The company's Specialty Commercial segment offers commercial lines insurance products. Its Personal segment offers personal insurance products comprising non-standard personal automobile, low value dwelling/homeowners, renters, manufactured homes, motorcycle, and business auto insurance products and services. The company distributes its insurance products through independent general agents, retail agents, specialty brokers, and wholesale brokers. Hallmark Financial Services, Inc. was founded in 1987 and is headquartered in Fort Worth, Texas.
Health Insurance Innovations, Inc.
Health Insurance Innovations, Inc. operates as a developer and administrator of Web-based individual health insurance plans and ancillary products in the United States. It intends to provide short-term medical plans that cover individuals for up to 6 and 12 month periods with a range of co-pay and deductible options, hospital indemnity plans, and various ancillary insurance products comprising pharmacy benefit cards, dental plans, and cancer/critical illness plans. Health Insurance Innovations, Inc. was incorporated in 2012 and is based in Tampa, Florida.
Homeowners Choice, Inc.
Homeowners Choice, Inc., an insurance holding company, provides property and casualty insurance in Florida. It offers property and casualty homeowners’ insurance, condominium-owners’ insurance, and tenants’ insurance to individuals owning property. The company provides its products and services primarily through independent agents. Homeowners Choice, Inc. was founded in 2006 and is headquartered in Tampa, Florida.
Kansas City Life Insurance Company
Kansas City Life Insurance Company, together with its subsidiaries, operates as a financial services company that focuses on underwriting, sale, and administration of life insurance and annuity products in the United States. It operates through three segments: Individual Insurance, Group Insurance, and Old American. The company markets its products through a sales force of independent general agents, agents, group brokers,

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

and third-party marketing arrangements in 48 states and the District of Columbia. Kansas City Life Insurance Company was founded in 1895 and is headquartered in Kansas City, Missouri.
Meadowbrook Insurance Group, Inc.
Meadowbrook Insurance Group, Inc. operates as a commercial insurance underwriter and insurance administration services company in the United States. The company markets and underwrites specialty property and casualty insurance programs and products on an admitted and non-admitted basis. The company also offers program and product design, underwriting risk selection and policy issuance, claims administration and handling, and loss prevention and control services. In addition, it provides risk-bearing entities formation and administration services for clients and agents; and operates retail property and casualty insurance agencies that offer commercial, personal lines, life, and accident and health insurance. The company offers its products through a network of independent retail agents, wholesalers, program administrators, and general agents. Meadowbrook Insurance Group, Inc. was founded in 1955 and is headquartered in Southfield, Michigan.
The Phoenix Companies, Inc.
The Phoenix Companies, Inc., through its subsidiaries, provides life insurance and annuity products through independent agents and financial advisors in the United States. The company’s life insurance products include whole life, universal life, and variable universal life products. Its annuity products comprise fixed indexed annuities, fixed annuities, single premium immediate annuities, and variable annuities. The company also offers dedicated life insurance and other consulting services to financial advisors in partner companies, as well as support for sales of its product line through independent distribution organizations. The Phoenix Companies, Inc. was founded in 1851 and is headquartered in Hartford, Connecticut.
United Insurance Holdings Corp.
United Insurance Holdings Corp. operates as a property and casualty insurance holding company that sources, writes, and services residential property and casualty insurance policies in Florida, South Carolina, Massachusetts, Rhode Island, and North Carolina. It offers homeowners policies and related coverage accounts; coverage options for standard single-family homeowners, tenants, and condominium unit owners; and flood policies. The company markets and distributes its products through a network of agents, as well as group of wholly-owned insurance subsidiaries. United Insurance Holdings Corp. is based in St. Petersburg, Florida.
Universal Insurance Holdings Corp.
Universal Insurance Holdings, Inc., through its subsidiaries, operates as a property and casualty insurance company performing various aspects of insurance underwriting, distribution, and claims. It primarily underwrites homeowners’ insurance. The company also provides reinsurance intermediary broking services. It offers its products through a network of independent agents primarily in Florida. Universal Insurance Holdings, Inc. was founded in 1990 and is headquartered in Fort Lauderdale, Florida.

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

APPENDIX D	– GENERAL ECONOMIC CONDITIONS
Canada

1.
According to RBC Economics, the Canadian economy grew at an annualized rate of approximately 0.6% in the fourth quarter of 2012 after advancing approximately 0.7% in the third quarter of 2012. Consumer spending in the fourth quarter of 2012 increased by approximately 2.7%, which followed an increase of approximately 2.8% in the third quarter of 2012 and an increase of approximately 0.5% in the second quarter of 2012. Business investment advanced in the fourth quarter of 2012 by approximately 4.4% after decreasing approximately 0.4% in the third quarter of 2012. Additionally, government spending increased approximately 1.8% in the fourth quarter of 2012.

2.
The number of housing starts sank in the fourth quarter of 2012 to approximately 202,000, down from approximately 222,000 in the third quarter of 2012, according to RBC Economics. Non-residential construction increased approximately 6.5% in the fourth quarter of 2012, following an approximate 2.1% decrease in the third quarter of 2012.

3.	According to Statistics Canada, the unemployment rate was approximately 7.2 in the fourth quarter of 2012, decreasing from approximately 7.3% in the third quarter of 2012.

4.
Further, Statistics Canada reported that the core rate of inflation was approximately 1.2% in the fourth quarter of 2012, a decrease from approximately 1.5% in the third quarter of 2012 and approximately 2.0% in the second quarter of 2012. The headline inflation rate was approximately 0.9% in the fourth quarter of 2012, down from approximately 1.2% in the previous quarter.

Economic Indicators

Q/Q annualized % change unless otherwise indicated	Actual				Forecast			
	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Consumer Spending	2.2	0.5	2.8	2.7	2.0	2.1	2.7	2.4
Durables	5.3	-3.8	3.1	3.8	4.5	2.5	3.6	3.2
Non-durables	-1.8	2.1	3.8	2.6	1.5	1.8	3.0	2.0
Government spending	-1.7	1.5	-0.4	1.8	0.2	0.2	0.2	0.2
Business investment	8.1	8.3	-0.4	4.4	4.6	4.3	6.7	7.3
Real GDP	1.2	1.9	0.7	0.6	1.9	2.4	2.9	3.0
Unemployment rate (quarterly average)	7.4	7.3	7.3	7.2	7.0	7.1	7.0	6.9
Headline CPI (y/y)	2.3	1.6	1.2	0.9	0.9	1.4	1.7	1.8
Core CPI (y/y)	2.1	2.0	1.5	1.2	1.2	1.3	1.6	1.8

Source: *Analyst forecasts*

Interest Rates

% end of period

	Actual				Forecast			
	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Overnight rate	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Three-month T-bills	0.92	0.88	0.90	1.05	0.95	1.00	1.00	1.00
Two-year GoC bonds	1.20	1.03	1.15	1.05	1.00	0.90	1.05	1.10
Five-year GoC bonds	1.56	1.25	1.35	1.30	1.30	1.20	1.40	1.50
10-year GoC bonds	2.11	1.74	1.75	1.75	1.80	1.85	1.95	2.10
30-year GoC bonds	2.64	2.33	2.40	2.40	2.50	2.55	2.65	2.70

Source: *Analyst forecasts*

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Formal Valuation of the Atlas Financial Holdings Inc. Share Purchase Warrants

United States

1.
According to RBC Economics, the United States economy grew at an annualized rate of approximately 3.0% in the fourth quarter of 2012 after advancing approximately 1.8% in the third quarter of 2012. Consumer spending in the fourth quarter of 2012 increased by approximately 2.1%, which followed an increase of approximately 1.7% in the third quarter of 2012. Business investment advanced in the fourth quarter of 2012 by approximately 2.8%, following an increase in the third quarter of 2012 of approximately 15.7%. Additionally, government spending decreased by approximately 4.4% in the fourth quarter of 2012.

2.
The number of housing starts grew in the fourth quarter of 2012 to approximately 673,000, up from approximately 615,000 in the third quarter of 2012, according to RBC Economics. Non-residential construction dropped approximately 2.6% in the fourth quarter of 2012, following an increase of approximately 14.4% in the third quarter of 2012 and an increase of approximately 22.6% in the second quarter of 2012.

3.	According to RBC Economics, the unemployment rate was approximately 8.7% in the fourth quarter of 2012, decreasing from approximately 9.1% in the third quarter of 2012.

4.
Further, RBC Economics reported that the core rate of inflation was approximately 2.2% in the fourth quarter of 2012, an increase from approximately 1.9% in the third quarter of 2012 and approximately 1.5% in the second quarter of 2012. The headline inflation rate was approximately 3.3% in the fourth quarter of 2012, down from approximately 3.8% in the previous quarter.

Economic Indicators

Q/Q annualized % change unless otherwise indicated	Actual				Forecast			
	Q1 2012	**Q2 2012**	**Q3 2012**	**Q4 2012**	**Q1 2013**	**Q2 2013**	**Q3 2013**	**Q4 2013**
Consumer Spending	2.1	0.7	1.7	2.1	1.5	2.7	2.8	3.0
Durables	11.8	-5.3	5.7	15.3	10.5	1.7	7.7	7.3
Non-durables	1.6	0.2	-0.6	0.4	0.0	3.3	2.0	3.0
Government spending	-5.9	-0.9	-0.1	-4.4	1.4	-1.3	-1.2	-1.0
Business investment	2.1	10.3	15.7	2.8	4.0	9.0	8.3	8.6
Real GDP	0.4	1.3	1.8	3.0	2.4	2.6	2.6	3.2
Unemployment rate (quarterly average)	9.0	9.0	9.1	8.7	8.4	8.5	8.4	8.3
Headline CPI (y/y)	2.1	3.4	3.8	3.3	2.8	2.1	1.9	1.9
Core CPI (y/y)	1.1	1.5	1.9	2.2	2.2	1.9	1.7	1.9

Source: *Analyst forecasts*

Interest Rates

% end of period

	Actual				Forecast			
	Q1 2012	**Q2 2012**	**Q3 2012**	**Q4 2012**	**Q1 2013**	**Q2 2013**	**Q3 2013**	**Q4 2013**
Fed funds rate	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.13
Three-month T-bills	0.15	0.03	0.02	0.02	0.05	0.05	0.05	0.05
Two-year U.S. Treasury note	0.70	0.41	0.25	0.25	0.25	0.25	0.25	0.25
Five-year U.S. Treasury note	2.10	1.45	0.96	0.83	0.75	0.80	0.85	0.95
10-year U.S. Treasury note	3.45	2.92	1.92	1.89	1.85	1.95	2.05	2.25
30-year U.S. Treasury bond	4.50	4.27	2.92	2.89	3.00	3.20	3.40	3.65

Source: *Analyst forecasts*

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